TEXT AND IMAGE FOR DOPE COFFEE COMPANY'S TILE ON MAIN CROWDFUND MAINSTREET PAGE



Coffee That Reflects the Uniqueness and Strength of Black Culture

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Dope Coffee Company

Atlanta Georgia

Setting The Trend In Speciality Coffee

Dope Coffee is a new premium coffee brand with a twin message: drink great coffee and elevate Black culture. Based in Atlanta, Dope has gained sales traction through online sales promoted by social media, 5-star customer ratings and the publicity surrounding the founders' successful PG Shark Tank Pitch Competition. While our messaging focuses on the celebration of Black culture, 70 percent of our customers are from other races.



DOPE
Coffee
DOPE SUNRISE
Epic Mornings
www.realdope.coffee
DOPE
Coffee
ORGANIC GUATEMALAN
Apricots & Dark Chocolate
www.realdope.coffee
DOPE
Coffee
TANZANIA PEABERRY
Chocolate from the Motherland
www.realdope.coffee

Dope Coffee now seeks funds to expand operations and sales. Funds will be used for manufacturing production, fulfillment center build-out, marketing and pop-up retail operations.




CEO Michael Loyd and COO Stace Loyd at the Dope Coffee partnered roastery in downtown Atlanta, Ga.

HOW WE DO IT

Dope Coffee has the potential to grow rapidly, following the model of Blue Bottle, Black Rifle and other "fourth wave" coffee companies that provide premium coffee with a distinct cultural environment. Here are features of our execution strategy:

- Testing and refining the coffee roasting and production process to ensure consistent quality and volume production and distribution
- Creating music and web content to engage our consumers via social media
- Investing in our communities by partnering with Black businesses and encouraging entrepreneurship
- Testing brand extensions that serve as supplemental revenue streams, including Dope Coffee Facial Scrub, Mask and Soap, candles and syrups, and branded wearables



Meet Chel, our Cheif Product Officer, she believes "everyone deserves a sense of cultural security, convenience, and pride. It is key in the development and growth of a population. As Black culture continues to percolate the world in many forms, cultural inclusion and empowerment are crucial to the growth of our community."

We create products designed to increase the quality of life through avenues of self-care, health, and cultural expression. Let's free Black culture of any stigmas it has developed from history. For more detail regarding our current operations and product offerings, please visit our website at www.realdope.coffee.

Coffee Scrub

Outside of a Paris cafe in 1950, Eartha Kitt sips coffee while she channels her energy for her world debut. She is confident in how she looks and feels, her melanin is poppin.

The night before she nourished her skin and soul with an earthy blend of recycled coffee grounds, essential oils and extracts designed to exfoliate and reveal that Black Girl Magic.

www.realdope.coffee

Truth: The coffee industry is missing out on several fronts due to lack of engagement and underrepresentation in an industry in which people of color should have prominence and great pride.

"Be comfortable in your own skin. Then Win."

– Chel Loyd

Dope Coffee Company 2020 Pitch Video



Dope Coffee Company 2020 Pitch Video

DOPE
Coffee

2020 COMPANY PITCH VIDEO
CEO MICHAEL LOYD

ATLANTA, GA

#Food&Drink   #SocialEnterprise   #DiverseFounders   #Retail

$0   FUNDS RECEIVED
of $107,000 maximum target

$27K MINIMUM

Investment Summary

Convertible Note

Minimum Investment: $250

Interest rate: 10%

Discount: 10%

*See Offering section below for disclosures

Offering

Convertible Debt

📄 Articles of Organization.pdf

📄 2019 Year End Financials Dope Coffee Company.pdf

Mission

ABOUT US /OUR MISSION

CEO Michael Loyd. Product Officer Michelle Loyd and COO Stace Loyd are entrepreneurs with a strong work ethic and a deep commitment to the African American community. Our goal is a coffee company that elevates communities of color through coffee and economics while building bridges outside of our community, a process academics call "Pro Humanitate." By celebrating much-loved elements of Black culture like HipHop music and social commentary, we are positioning Dope Coffee as a brand with a unique and appealing personality.

Does Dope Coffee's unique blend of coffee and culture resonate with consumers? The answer is yes: our founders generated $800,000 in sales from our Solar Coffee kiosk before creating the Dope Coffee Company.





Check out our use of proceeds video by Chel Loyd.

https://youtu.be/CmxFkputY9M

Investment Perks

$3,000	$5,000	$7,000
Big Dope Box Gift Set and Dope Coffee T	Complimentary Annual Coffee Subscription and all lower tiers	2 Annual Dope Coffee Party Tickets, and 2 Annual Private Tastings and all lower tiers

$10,000

Product Collaboration Package & All lower tiers.

Key Facts & Financials

○ **Press Features: Forbes, Voyage Magazine, Grey, Revolution of 1 Podcast, BlackHer**

○ **Launched new Headquarters in Midtown Atlanta, Ga**

○ **Over 650 Orders Shipped!**

○ **Won 2020 Populus Group Pitch Competition**

📄 Articles of Organization.pdf

📄 2019_Year_End_Financials_Dope_...

- ○ Bunker Labs Veteran In Residence 2020

- ○ WeWork Veteran in Residence 2020

- ○ The Guild Community Wealth Building Accelerator

- ○ Invest Atlanta Business Accelerator

- ○ 13k in Ecommerce sales

- ○ 3% online store conversion rate

- ○ 5k+ social media followers

- ○ 1200+ email list

Dope Coffee Company Story



The Founders







Michael Loyd
CEO / CoFounder

The Dope Coffee team is led by former Marine Officer & Combat Veteran Michael Loyd who is the Founder & Chief Executive Officer. As a serial entrepreneur & innovator, Michael founded Solar Cafe in 2016 while serving as an Officer in the United States Marine Corps, and generated over $800k in 3 years. As a specialty coffee connoisseur and expert, Michael is passionate about premium coffee.

Michael's vision is to change the culture around specialty coffee and make it more inclusive of all humankind.

B.A. Wake Forest University 2006
M.S. North Carolina A&T SU 2009
michael@realdope.coffee



Michelle Loyd
CPO / CoFounder

Registered Dietitian & Chef by trade, Chel brings an expert background in food and nutrition and is the heart and soul of Dope Coffee's product development team. She led the design of the menu which gets rave reviews. Chel is a food and beverage expert with a talent for creative fusions and recipes. She currently leads the marketing effort to introduce innovative products into the cultural coffee market.

Chel's vision is to change the perspective surrounding specialty coffee by fusing the worlds of self care and consumables that inspire positive thoughts and individual transparency.

B.A. Wake Forest University 2008
M.S. Eastern Carolina University 2010

The Team



Mike Steadman
Brand Development Chief

Mike Serves as a Brand Advisor & Ambassador to Dope Coffee.

Mike is the Founder and CEO of IRONBOUND Boxing, a veteran owned company that specializes in the teaching boxing. IRONBOUND Boxing strives to strengthen community, relieve stress, and promote physical fitness as a way of life.

He runs a free boxing gym for kids in Newark, NJ.



Stace Loyd
Chief Operating Officer

Stace Loyd is Dope Coffee's Chief Operating Officer and Creative Director and leads the company's internal growth efforts as well as the companies public story.

Stace is the Founder and CEO of Why I Create which is a collaborative space online and at events that seeks to bring together artists, entertainers, and entrepreneurs in a way that creates financial freedom and value for their intellectual property.

Stace is also a professional content producer and hip hop producer with over 15 years of experience in music and film production experience.



Bruce McTague
Marketing Advisor

In a career spanning over 20 years, I've been involved with a wide range of industries including packaged goods, restaurant, pharmaceutical, retail, business-to-business and tourism. I won't bore you with all the details, but the bottom line is I have touched so many businesses across so many categories the headline for my career should probably be "Collector of experiences and knowledge."



Shafi Mustafa
Growth Advisor

A self-described "serial killer of old ideas", Shafi wakes up in the morning to challenge the status quo...a trait that has served him well in the agency business. He's worked with big brands, small companies and everything in between giving him real perspective on the opportunities in the media space. Frustrated by his own experience with archaic processes in traditional media, he was convinced there had to be a better way. Shafi's frustration was the inspiration behind Savveo. When he isn't busy working on the next big thing, he's spending time with his wife and their two daughters in Charlotte, N.C.



Nikishka Iyengar
Accelerator Advisor /Consultant

Nikishka Iyengar is a systems entrepreneur working at the intersection of finance, climate action and racial justice. She is the founder and CEO of The Guild, a real estate company creating spaces for social change through new economic models focused on community wealth building. She is also the owner of Whole Systems Collective, an impact consulting collective working towards a just and regenerative economy through two key initiatives – the transformation of our financial systems, and climate action through carbon drawdown and responsible stewardship of our natural resources

Charlotte, N.C.

of our natural resources.
Previously, as a
sustainability consultant
at a top management
consulting firm, she
helped her clients unlock
~$1B worth of value from
renewable energy, water
stewardship, and
emissions reduction
opportunities.

www.realdope.coffee

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